UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*
NEOSE TECHNOLOGIES, INC.
(Name of Issuer)
Common Stock, Par Value $.01 Per Share
(Title of Class of Securities)
640522108
(CUSIP Number)
Doron Lipshitz, Esq.
O’Melveny & Myers LLP
7 Times Square
New York, New York 10036
(212) 326-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
October 6, 2008
(Date of Event which Requires Filing
of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Continued on following pages

CUSIP No.:	640522108	SCHEDULE 13D

1	NAME OF REPORTING PERSONS MHR CAPITAL PARTNERS MASTER ACCOUNT LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

	Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Anguilla, British West Indies

	7	SOLE VOTING POWER

NUMBER OF		4,055,152

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,055,152

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,055,152

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.3%

14	TYPE OF REPORTING PERSON (See Instructions)

	PN

CUSIP No.:	640522108	SCHEDULE 13D

1	NAME OF REPORTING PERSONS MHR ADVISORS LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

	Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		4,610,381

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,610,381

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,610,381

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.3%

14	TYPE OF REPORTING PERSON (See Instructions)

	OO

CUSIP No.:	640522108	SCHEDULE 13D

1	NAME OF REPORTING PERSONS MHR FUND MANAGEMENT LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

	Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		4,538,186

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,538,186

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,538,186

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.2%

14	TYPE OF REPORTING PERSON (See Instructions)

	OO

CUSIP No.:	640522108	SCHEDULE 13D

1	NAME OF REPORTING PERSONS MARK H. RACHESKY, M.D. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

	Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		4,760,953

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,760,953

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,760,953

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.5%

14	TYPE OF REPORTING PERSON (See Instructions)

	IN; HC

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 7. Materials to be Filed as Exhibits
SIGNATURES

     This statement on Schedule 13D (this “Statement”) further amends and supplements, as Amendment No. 4, the statement on Schedule 13D filed on July 9, 1999 (the “Original Schedule 13D”) as amended by Amendment No. 1, filed on May 19, 2004 (“Amendment No. 1”), Amendment No. 2, filed on March 15, 2007 (“Amendment No. 2”) and Amendment No. 3, filed on September 24, 2008 (“Amendment No. 3” and, together with Amendment No. 1, Amendment No. 2 and the Original Schedule 13D, the “Schedule 13D”), and relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of Neose Technologies, Inc. (the “Issuer”). Defined terms used in this Statement but not defined herein shall have the respective meanings given such terms in Amendment No. 3.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6. of the Schedule 13D is hereby supplemented as follows:

     On October 6, 2008, the Issuer, Master Account, Capital Partners (100) and certain other investors signatory to that certain Registration Rights Agreement, dated March 8, 2007 (the “Original Agreement”) entered into an amendment to the Original Agreement (the “Amendment”). The Amendment reduced the potential maximum payment of liquidated damages by 50% to the holders of registrable securities under the Original Agreement under certain circumstances.

     The foregoing description does not purport to be a complete statement of the parties' rights and obligations under the Amendment and is qualified in its entirety by reference to the text of the Amendment attached to this Statement as Exhibit 1.
Item 7. Materials to be Filed as Exhibits

Exhibit No.	Description

1	Amendment to Registration Rights Agreement, dated October 6, 2008 (incorporated by reference from Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on October 7, 2008).

3

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: October 8, 2008	MHR CAPITAL PARTNERS MASTER ACCOUNT LP

	By:	MHR Advisors LLC,
its General Partner

	By:	/s/ Hal Goldstein

Name: Hal Goldstein
Title: Vice President

MHR ADVISORS LLC

	By:	/s/ Hal Goldstein

Name: Hal Goldstein
Title: Vice President

MHR FUND MANAGEMENT LLC

	By:	/s/ Hal Goldstein

Name: Hal Goldstein
Title: Vice President

MARK H. RACHESKY, M.D.

/s/ Hal Goldstein, Attorney in Fact